UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 14, 2005
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

December 14, 2005

Item 3:	Press Release

A press release was issued on December 14, 2005, via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced that it has completed the acquisition of CHI Systems Inc. (“CHI”) for approximately US$9.0 million for all of the outstanding shares of CHI.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated December 14, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 14th day of December 2005

“Ken Kirkpatrick”
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

Exhibit ‘A’
OSI completes acquisition of U.S.-based CHI Systems Inc.,
a key technology supplier to the U.S. Department of Defense
Vancouver, Canada, December 14, 2005 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) is pleased to announce that it has completed the acquisition of CHI Systems Inc. (“CHI”). Founded in 1985, CHI is a privately-owned research, development, and engineering company with approximately 70 employees, supplying advanced technology and services that improve the work performance, mission success, and cost effectiveness of its clients. In 2004 CHI reported unaudited revenue of approximately US$12 million. Key customers of CHI include the U.S. Army, Navy, Air Force and Marine Corp.; Defense Advanced Research Projects Agency (DARPA); Northrop Grumman; General Dynamics; and BAE Systems.
Under the terms of the agreement OSI paid approximately US$9.0 million for all of the outstanding shares of CHI, of which approximately US$8.1 million was paid in cash from treasury, with the balance paid by the issuance of 1,067,975 OSI common shares. OSI first announced a non-binding letter of intent to acquire CHI on July 11, 2005, followed by its November 8, 2005 press release announcing the signing of a formal agreement.
“The completion of today’s acquisition marks an important milestone in our strategic plan,” stated Ken Kirkpatrick, President and CEO of OSI. “With the addition of CHI, OSI has secured a significant corporate presence in the U.S. market, gained a complementary product and customer base within the broad U.S. defense community, and expanded its critical mass to pursue much larger-scale contracts.”
CHI has grown steadily over the last five years and has a record of profitability throughout its history. The acquisition is expected to be immediately accretive to OSI’s earnings and will contribute to the consolidated financial results of OSI beginning in the 2006 fiscal first quarter ending February 28.

“We foresee excellent future growth opportunities as a combined entity. Both companies are broadly focused on command and control applications — CHI in the land domain and OSI in the marine,” continued Mr. Kirkpatrick. “This acquisition will not only enable us to cross-sell products and services internationally to existing customers but also to leverage the technical expertise of both companies to develop products that capitalize on a growing number of new opportunities in the global defense industry.”
CHI will retain its current U.S.-based management operating as an independent subsidiary of OSI at its headquarters in Philadelphia, PA. With the addition of CHI, OSI will have an employee base of approximately 160, with offices in Orlando, FL; Philadelphia; Salt Lake City, UT; San Diego, CA; and Vancouver, Canada.
About CHI Systems Inc.
CHI Systems Inc. is a research, development and engineering company that provides interactive computer applications and technology to the defense and aerospace industry. It specializes in providing solutions that make advanced technologies more usable, intuitive and effective for individuals and organizations. Areas of focus include advanced simulation-based training systems, command and control applications, software systems engineering, and mobile/wireless applications. Visit www.chisystems.com for the latest company updates.
About OSI
Offshore Systems International Ltd. (OSI) makes geographic-intelligence software, systems and data products mainly for large government and civilian customers. The company has three business units: OSI Navigation Systems (moving map display systems and software for naval surface ships and submarines); OSI Applications (network-based map and target display software and services for national defence) and Mapcon Mapping (land mapping and marine chart production services for civilian and military customers). OSI’s common shares are listed on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Visit OSI’s website at www.osil.com for the latest company updates.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
For more information:
Tracy Rawa
Manager, Investor Relations
(604) 904-4627 or 1-888-880-9797
(604) 987 2555 (FAX)
IR@osl.com
www.osil.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: December 14, 2005